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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                  May 17, 2006

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                       Commission File Number: 333-130901

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                             MACRO BANSUD BANK INC.
             (Exact name of registrant as specified in its Charter)

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                                  Sarmiento 447
                              Buenos Aires C1 1041
                              Tel: 54 11 5222 6500
              (Address of registrant's principal executive offices)

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         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F       [X]              Form 40-F      [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                  Yes             [ ]              No             [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                  Yes             [ ]              No             [X]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes             [ ]              No             [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

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                                      INDEX

1. A letter, dated May 17, 2006, informing the Comision Nacional de Valores (Argentina Securities Commission) of the designation of members of the Audit Committee by the Board of Directors.

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                                                    Buenos Aires, May 17th, 2006

Buenos Aires Stock Exchange
Sarmiento 299 - 2nd Floor
Buenos Aires

                                              Re.: Banco Macro Bansud S.A.-
                                              Informs Material Fact-Decree
                                              677/01 of the
                                              Comision Nacional de Valores
                                              (Argentina Securities Commission)

Dear Sirs,

The undersigned is addressing the Comision Nacional de Valores (Argentina Securities Commission) (or "CNV") in compliance with Decree 677/01 and the CNV Regulations to inform you that on May 12, 2006, Banco Macro Bansud S.A.'s Board of Directors named Messrs. Fernando Andres Sansuste, Carlos Enrique Videla and Alejandro Macfarlane as regular members of the Audit Committee and Mr. Hugo Raul Garnero as an alternate member. Furthermore, Messrs. Carlos Enrique Videla, Alejandro Macfarlane and Mr. Hugo Raul Garnero are independent directors, while Mr. Fernando Andres Sansuste is a non-independent director.

                                                        By: /s/ Luis Cerolini
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                                                            Dr. Luis Cerolini
                                                            Attorney-in-fact

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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  May 17, 2006

                                                        MACRO BANSUD BANK INC.

                                                        By:    /s/ Luis Cerolini
                                                               -----------------
                                                        Name:  Luis Cerolini
                                                        Title: Attorney-in-fact